Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202-3509 414 765-7700 micorp.com

May 7, 2007

VIA EDGAR

Mr. Kevin W. Vaughn, Accounting Branch Chief

Mr. Michael Volley, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:

Marshall & Ilsley Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 001-15403

Dear Messrs. Vaughn and Volley:

On behalf of Marshall & Ilsley Corporation, this will confirm my telephone conversation with Mr. Volley on Monday, May 7, 2007.  We will respond to the April 30, 2007 Comment Letter on or before May 25, 2007.  We require this additional time to respond due to the technical accounting nature of the comments received.

Please contact the undersigned at (414) 765-7809 if you have any questions.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson